

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via E-mail
James Cassidy
Chairman and Chief Executive Officer
Bluewood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

>   **Re: Bluewood Acquisition Corporation**
>   **Registration Statement on Form 10**
>   **Filed November 8, 2011**
>   **File No. 000-54542**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Market Price…, page 23

1.   Given Rule 144(i) under the Securities Act 1933, please clarify how the shareholders of Bluewood can offer their shares for resale after the requisite holding period, as you indicate in the first paragraph in this section and in the last paragraph on page 26. Please revise to provide disclosure of the restrictions on resale relating to your company under Rule 144(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions regarding our comments.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director